Exhibit 99.2

Date: May 19, 2009 These materials may not be used or relied upon for any purpose other than as specifically contemplated by a written agreement with Credit Suisse. Appraisal Report Perdigão S.A. and HFF Participações S.A. Important Disclaimer: This document is a free translation only. Due to the complexities of language translation, translations are not always precise. The original document was prepared in Portuguese and in case of any divergence, discrepancy or difference between this version and the Portuguese version, the Portuguese version shall prevail. The Portuguese version is the only valid and complete version and shall prevail for any and all purposes. The Translation was made by persons whose native language is not English, therefore there is no warranty as to the accuracy, reliability or completeness of any information translated and no one should rely on the accuracy, reliability or completeness of such information. There is no assurance as to the accuracy, reliability or completeness of the translation. Any person reading this translation and relying on it should do so at his or her own risk

1 Table of contents 1. Introduction 2. Executive summary 3. Market overview 4. Company description 4.1 Perdigão S.A. 4.2 Sadia S.A. 5. Appraisal report general assumptions 6. Perdigão’s valuation 6.1. Discounted cash flow 6.2. Book value 6.3. Average price weighted by the BOVESPA traded volume 7. Sadia’s valuation 7.1. Discounted cash flow 7.2. Book value 7.3. Average price weighted by the BOVESPA traded volume 8. Exchange ratio analysis Appendix A. Weighted Average Cost of Capital (WACC) Appendix B. Description of used valuation methodologies Appendix C. Terms and definitions used in the appraisal report

2 1. Introduction

3 Introduction Banco de Investimentos Credit Suisse (Brasil) S.A. (“CS”) was engaged by Perdigão SA (“Perdigão”) to prepare an economic and financial appraisal report (“Appraisal Report”) in accordance with CVM Rule no. 319 of December 3rd, 1999 (“CVM Rule 319/99”) for the purposes of establishing an exchange rate between Perdigão’s shares and HFF Participações S.A. (“HFF”) shares within the context of the proposed merger of HFF into Perdigão (the “Transaction”). The following information are important and should be read carefully and thoroughly: 1. This Appraisal Report has been prepared solely for the use of Perdigão’s and HFF’s Board of Directors and shareholders with regard to the evaluation of the proposed Transaction and should not be used for any other purpose, including, without limitation, to establish and increase capital, under the terms of Law No. 6404/76 (“Brazilian Corporate Law ”), in particular Articles 8th and 170th, and other provisions of the Brazilian Corporate Law , involving Perdigão, Sadia S.A. (“Sadia” and, together with Perdigão, the “Companies”) and HFF and/or its affiliates. This Appraisal Report should not be used by any other third parties and may not be used for any other purpose without prior written permission from CS. This Appraisal Report, including its analysis and conclusions, does not constitute a recommendation to any shareholder or member of the Board of Directors of Perdigão, HFF or Sadia on how they should vote or act on any matter relating to the Transaction. The reference date used in this Appraisal Report is December 31st 2008. 2. In order to reach the conclusions presented in this Appraisal Report, among other things: (i) we reviewed the consolidated financial statements of Sadia, audited by KPMG Auditores Independentes (“KPMG”) for the years ended in December 31st, 2006, 2007 and 2008 - this information does not reflect the effects of the sale of Concórdia Holding Financeira S.A. (“Concórdia”), to be conducted prior to the Transaction; (ii) we reviewed the consolidated financial statements of Perdigão, audited by KPMG for the years ended in December 31st, 2006, 2007 and 2008; (iii) we reviewed the financial statements of Berna SP Participações S.A., previous denomination of HFF, for the year ended in December 31st, 2008 – this information does not reflect the Participation (as defined below) as an asset of HFF, as per item 3, which should be occurring prior to the Transaction; (iv) we reviewed and discussed with the administration of Perdigão and Sadia the financial, operational and management projections of each of the Companies for the next 10 years, (iv) we discussed with the members of the administrations of Sadia and Perdigão with respect to the Companies’ business and prospects; and (v) took into consideration other information, financial studies, analysis, research and financial, economic and market criteria that we considered relevant (jointly, the “Information”). 3. For the purpose of this Appraisal Report, we assumed that the stake of HFF in Sadia, as of the date of the Transaction, shall be equivalent to [91.7%] of the common shares of Sadia ([231.236.725] shares) (“Participation”). The Participation shall be adjusted according to the final information to be provided by the Companies after the shareholder ’ meetings which shall deliberate about the Transaction, when this Appraisal Report should be updated to reflect such adjustment. 4. Also, with respect to the sale of Concórida, we assumed that the results therefrom shall occur and be treated in the cash flow of Sadia exactly as described in page 63 of this Appraisal Report.

4 Introduction (cont.) 5. With respect to of our review , we do not assume any responsibility for independent investigations with regard to any of the information above and we trust that such information was complete and accurate in all material respects. Furthermore, we were not asked to perform, and did not perform, an independent verification of such information, or independent verification or appraisal of any assets or liabilities (contingent or otherwise) of any of the Companies or HFF. No evaluations in this respect were delivered to us and we did not evaluate the solvency or fair value of the Companies or HFF considering the laws relating to bankruptcy, insolvency or similar issues. 6. As condition to the validity and effectiveness of this Appraisal Report before the recipients indicated in item 1 above and before any third parties, including the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) (“CVM”), this Appraisal Report assumed that HFF shall have as its only assets the Participation and available cash not exceeding R$ 800,00 (eight hundred reais) and shall have no liabilities. Thus, all conclusions and analysis presented in this Appraisal Report shall only be valid if, as of the date of the Transaction, (i) HFF has as its only assets the Participation and available cash not exceeding R$800,00 (eight hundred reais); and (ii) HFF has no liabilities. In case any of the above conditions does not occur, this Appraisal Report should be disregarded and considered invalid, CS shall not be held responsible for the conclusions herein mentioned, and the recipients of this Appraisal Report shall not be authorized to use this Appraisal Report for any purpose. 7. We do not and shall not make any representations or statements with respect to any information (including financial and operating projections for each of the Companies a/or assumptions or estimates on which such projections were based on) used for the purposes of the preparation of this Appraisal Report. Furthermore, we do not take any obligation as to conduct, and did not conduct, any physical inspection of the Companies’ properties or facilities. We are not an accounting firm and did not provide accounting or auditing services with regard to this Appraisal Report or the Transaction. We are not a law firm and do and did not provide legal, tax or fiscal advise with respect to this Appraisal Report or the Transaction. 8. The operational and financial projections of Perdigão and Sadia were based on information obtained from Perdigão and Sadia and other public information, and we assume that such projections reflect the best estimates currently available with respect to the Companies’ future financial performance, which were evaluated on a stand alone basis, without synergies. 9. With respect to the Companies’ operational and financial projections which were sent to us, the administrations of Perdigão and Sadia represented that such projections were reasonably prepared on assumptions reflecting the best estimates currently available and represent the administration’s best judgment with respect to the Companies’ future financial performance. If this assumption is not valid, the results presented in this Appraisal Report would be subject to substantial changes. 10. Projections related to demand and market growth were provided to us by the Companies. We assumed, in good faith, that these projections were reasonably prepared and reflects the best estimates currently available. 11. This Appraisal Report is not and should not be used as (i) a fairness opinion with respect to the Transaction, (ii) a recommendation related to any aspect of the Transaction and (iii) a fairness opinion or a determination of the fair and/or correct value of the Companies’ shares.

5 Introduction (cont.) 12. Within the context of the discounted cash flow method, we assumed a macroeconomic scenario announced by the Brazilian Central Bank (Banco Central do Brasil) in its Focus Report, which reflects average market expectations and may present substantially different from the future results, and we also presume that the macroeconomic scenarios for the world economy released by the Economist Intelligence Unit and the World Bank in their reports of macroeconomic analysis. Since the analysis and values are based on forecasts of future results, they do not necessarily indicate the Companies’ actual and future financial results, which may be significantly more or less favorable than those suggested by our analysis. Moreover, since these analyses are inherently subject to uncertainties and are based on various events and factors outside of our and the Companies’ control, we are not in any way responsible if any of the Companies’ future results differ substantially from the results presented in this Appraisal Report. There is no guarantee that the Companies’ future results shall correspond to the financial projections used as the basis for our analysis, and the differences between our projections and the Companies’ financial results may be relevant. The Companies’ future results may also be affected by economic and market conditions. 13. The preparation of a financial analysis is a complex process involving several definitions regarding most appropriate and relevant methods of financial analysis as well as the application of such methods. In order to reach the conclusions presented in the Appraisal Report, we conducted a qualitative analysis with regard to the considered studies and factors. We reached a final conclusion based on the results of the conducted analysis as a whole, and did not concluded anything based on, or related to, any specific factors or methods of analysis. Thus, we believe that our analysis should be considered as a whole and that the selection of parts of our analysis and specific factors, without considering the entire analysis and conclusions, can result in an incomplete and incorrect understanding of the processes used in connection with our analysis and conclusions. 14. This Appraisal Report only aims to indicate the exchange ratio between Perdigão’s shares and HFF’s shares and does not evaluate any aspect or implication of the Transaction or any contract, agreement or understanding executed with respect to the Transaction. We do not express any opinion as to value of the share to be issued should be pursuant to the Transaction or as to which price should the Companies’ shares be or could be traded in the securities market at any time. This Appraisal Report does not address the merits of the Transaction as compared to other business strategies that may be available to Perdigão and Sadia, nor addresses the business decision of the parties whether to effect or not the Transaction. The results presented in this Appraisal Report refer exclusively to the Transaction and do not apply to any other matter or transaction, present or future, related to any of the Companies, the economic groups to which they belong, or to the industry in which they operate. 15. Notwithstanding the dispositions of item 3 above, this Appraisal Report is based essentially on information that has been submitted to us on May 19th, 2009, when the association agreement between Perdigão and Sadia was executed, and considering market, economic and other conditions as available and evaluated as of such date. Although future events and developments may affect the conclusions presented in this Appraisal Report, we have no obligation as to update, revise, rectify or revoke this Appraisal Report, in whole or in part, due to any subsequent development or other reason, except as referred to in item 3 above.

6 Introduction (cont.) 16. Our analyses take Perdigão and Sadia as independent operations (stand-alone) and, thus, do not include operating gain or losses, of fiscal or of any other nature, including any premium, nor any synergies, incremental value and/or costs, if any, that Perdigão or Sadia may incur as a result of the Transaction, if concluded, or any other operation. The appraisal also does not consider any operational and financial gain or loss that may be incurred subsequent to the Transaction due to commercial changes of the currently existing business in place between Perdigão and Sadia. 17. Perdigão has agreed to reimburse us for our expenses and to indemnify us, and some people related to us, for certain liabilities and expenses that may arise as a result of our engagement. We shall receive a commission related to the preparation of this Appraisal Report regardless of the completion of the Transaction. 18. We, from time to time, have provided investment banking and other financial services to Perdigão and its affiliates, with regard to which we have been compensated, and may in the future provide such services to Sadia and Perdigão and/or its affiliates, for which we expect to be compensated. We are a financial institution that provides a variety of financial and other services related to securities, brokerage and investment banking. In the normal course of our activities, we may purchase, hold or sell, for our account or at the order and for the account, and upon request of our customers, stocks, debt instruments and other securities and financial instruments (including bank loans and other obligations) of Perdigão and Sadia and of any other companies involved in the Transaction, as well as provide investment banking and other financial services to such companies, their afiliates or controlled companies. Moreover, the professionals of our securities analysis departments (research) and of other divisions may base their analysis and publications on various market and operating assumptions and different methods of analysis when compared with those used in preparing this Appraisal Report, in such a manner that the research reports and other publications prepared by them may contain results and conclusions that differ from those presented herein. We have implemented policies and procedures to preserve the independence of our securities analysts, which may have different views from those of our investment banking department. We have also implemented policies and procedures to safeguard the independence between investment banking and other areas and departments of CS, including but not limited to asset management, proprietary trading desk for stocks, debt instruments, securities and other financial instruments. 19. This Appraisal Report is the intellectual property of CS. 20. The financial calculations contained in the Appraisal Report may not always result in a precise sum due to rounding. The Banco de Investimentos Credit Suisse (Brasil) S.A.

7 2. Executive summary

8 Appraiser’s statement For the purposes of CVM Rule 319/99, CS states: As of the date of this Appraisal Report, some investment funds managed by CS, some foreign investors (Res. CMN 2689) whose assets in Brazil are under CS custody, as well as some investment funds managed by its affiliate, Credit Suisse Hedging-Griffo Corretora de Valores S.A., hold minority stakes in Perdigão and Sadia. It has no interest, direct or indirect, in the operation, nor any other relevant circumstances that may characterize conflict of interest, reducing the required independence as to perform its duties with regard to the Appraisal Report. The major shareholders and the Companies’ directors did not direct, restrict, hinder or exercise any actions that may, or may have, compromised the access, the use or the knowledge of information, properties, documents or work methodologies relevant to the quality of the conclusions herein. There is no conflict or pooling of interests, actual or potential, with the main shareholders of Perdigão or Sadia, or with their minority shareholder(s), or concerning the Transaction.

9 Transaction summary Step 1a Incorporation of a new holding (“New Holding”) owned by the shareholders that participates in the acquisition of Concórdia Holding Financeira S.A. (“Concórdia”) Step1b Sale of Concórdia by Sadia to the New Holding - Sadia will receive 1,991,211 BRF (as defined below) shares for the sale of Concórdia, pursuant to information received from Sadia Step 2 HFF Participações S.A. (“HFF”) becomes the owner of some Sadia common shares - According to information received from Sadia, HFF may own up to 231,236,725 Sadia common shares, which is equivalent to 91.7% of the total common shares issued by Sadia and 34.4% of the company’s total capital stock; and - At the time of the Transaction, HFF’s capital stock will be divided into a number of shares equal to the number of Sadia common shares held by HFF, in accordance with a material fact disclosed on 19 May 2009 Step 3 Perdigão S.A. changes its corporate name to BR Foods S.A. (“BRF”) Merger of HFF shares into BRF - HFF shareholders receive BRF shares at the ratio of 0.166247 BRF share per HFF share

Valuation summary
Perdigão

Based on the economic value calculated by the discounted cash flow method (DCF), Perdigão's share price is between R$38.58 and R$42.43. For further information with respect to the calculation methodology used, see Appendix B – Description of used valuation methodologies on page 76 of this report

Economic Value (DCF)

(R$ million)			
Enterprise Value		**11,943**	
(-) Total debt (12/31/2008)			
Loans and fnancing - Short Term		1,646	
Dividends and equivalents - Short Term		23	
Loans and fnancing - Long Term		3,720	
Provision for contingencies - Long Term		186	
Minority interest		1	
(+) Cash and Equivalents (12/31/2008)			
Cash and equivalents		1,233	
Marketable securities - Short Term		743	
Judicial deposits		23	
Equity Value		**8,366**	
Shares outstanding (million)[1]		206.5	
	-4,75%		+4,75%
Equity Value	7,969	8,366	8,763
Price per share (R$)	**38.58**	**40.51**	**42.43**

Source: Perdigão and Credit Suisse. Reference date: December 31st, 2008

Equity Value

		12/31/08
Total Assets	R$	11,219.5
(-) Total Liabilities		7,108.2
(-) Minority Interest		0.7
= Shareholders' Equity		**4,110.6**
Shares Outstanding (million)[1]		206.5
R$/share		19.90

Source: CVM, Perdigão's financial statements.

Share Weighted Average Price – PRGA3

Period of 365 days prior to the disclosure of material fact (May 19, 2008 to May 18, 2009)	R$37.67
Period of 90 days prior to the disclosure of material fact (Feb 19, 2009 to May 18, 2009)	R$31.12
Period of 30 days prior to the disclosure of material fact (April 19, 2009 to May 18, 2009)	R$33.24

Source: Bloomberg, as detailed on page 51 of this Report.

(1) Source: CVM, excludes treasury shares.

CREDIT SUISSE

10

Valuation summary
Sadia

Based on the economic value calculated by the discounted cash flow method (DCF), Sadia's share price is between R$5.54 and R$6.09. For further information with respect to the calculation methodology used, see Appendix B – Description of used valuation methodologies on page 76 of this report

Economic Value (DCF)

(R$ million)			
Enterprise Value		**10,989**	
(-) Total debt (12/31/2008)			
Loans and financing - Short Term		4,164	
Dividends and equivalents - Short Term		4	
Future Contracts Accounts Payables		2,777	
Loans and fnancing - Long Term		4,385	
Provision for Contingencies		56	
Minority Interest		54	
(+) Cash and Equivalents (12/31/2008)			
Cash and equivalents		3,509	
Future Contracts Accounts Receivable		813	
Judicial deposits		42	
Equity Value		**3,913**	
Shares outstanding (million)(1)		673.0	
	-4,75%		+4,75%
Equity Value	3,727	3,913	4,099
Price per share (R$)	**5.54**	**5.82**	**6.09**

Source: Sadia and Credit Suisse. Reference date: December 31st, 2008

Equity Value

		12/31/08
Total Assets	R$	13,659.0
(-) Total Liabilities		13,194.2
(-) Minority Interest		54.0
= Shareholders' Equity		**410.9**
Shares Outstanding (million)(1)		673.0
R$/share		0.61

Source: Sadia.

Share Weighted Average Price – SDIA4

Period	Price
Period of 365 days prior to the disclosure of material fact (May 19, 2008 to May 18, 2009)	R$6.99
Period of 90 days prior to the disclosure of material fact (Feb 19, 2009 to May 18, 2009)	R$3.76
Period of 30 days prior to the disclosure of material fact (April 19, 2009 to May 18, 2009)	R$4.28

Source: Bloomberg, as detailed on page 70 of this Report.

(1) Source: CVM, excludes treasury shares.

CREDIT SUISSE

11

12 Sadia - equity allocation between minority and control shares The allocation of the equity value of Sadia between controlling shareholders and minority shareholders considered as reasonable a 25,0% premium for the controlling shares (1 / 80% - 1 = 25%), considering that: The Transaction is being negotiated and effected by independent parts. Most of the transactions of acquisition of control involving public companies indicates that a premium is paid to controlling shares vis a vis the market value of such companies. The premium allocation among controlling and minority shareholders fluctuates according to the provisions of the Brazilian Corporate Law and the companies by-laws The price to be paid to the minority shareholders in the Transaction will be higher than its current market value . Perdigão will hold, after the Transaction, the total shares issued by HFF, which shall give the indirect control of Sadia to Perdigão. Even if not specifically applicable with respect to the Transaction, article 254-A of the Brazilian Corporate Law sets forth that the direct or indirect transfer of control of a publicly-held corporation can only be effected under the condition that the purchaser agrees to conduct a public offer to acquire the voting shares owned by the remaining shareholders, and that the offer price for such shares shall be at least eighty per cent (80%) of the amount paid for the voting shares comprising the controlling block – in other words, it provides a cap of 25% with respect to the premium to be paid to controlling shares. Also, Sadia’s by-laws sets forth that the preferred shareholders must receive at least 80,0% of the price paid to each controlling voting share in such cases. The distribution of the total equity value between Sadia’s controlling shares and minority shares followed the criteria below: 1. Total Equity Value reflects the average economic value of Sadia’s share 2. Controlling stake value (HFF) reflects the control premium of 25.0% on minority shares. Consistent with the implied premium defined by Brazilian Corporate Law 3. Minority shareholder’s shares value reflects a price equal to 80% of the price paid for the control share R$ in millions, except when another metric is indicated Note: Upon merger into BRF, HFF’s equity capital will be divided into a number of shares equal to the number of shares of Sadia’s common shares belonging to HFF, according to “material fact” (Fato Relevante) published on May 19th, 2009 1. Equity value of Sadia 3,913.2 Shares outstanding (million) 673.0 Average price per share 5.82 2. Equity value of controlling stake (HFF) Shares outstanding of controlling stake (million) 231.2 Price per controlling share (economic value per controlling share) 6.69 3. Equity value of minority stake Shares outstanding of minority stake (million) 441.7 Price per share of minority stake (controlling stake x 80%) (economic value per minority share) 5.36

HFF's shares exchange ratio analysis

Perdigão

Economic value per share by the discounted cash flow method

R$ in millions, except price per share

	-4,75%		+4,75%
Equity Value		**8,366**	
Shares outstanding (million)		206.5	
Equity Value	7,969	8,366	8,763
Price per share (R$)	**38.58**	**40.51**	**42.43**

HFF

Economic value per share by the discounted cash flow method

R$ in millions, except price per share

	-4,75%		+4,75%
Equity Value		**1,548**	
Shares outstanding (million)		231.2	
Equity Value	1,474	1,548	1,621
Price per share (R$)	**6.38**	**6.69**	**7.01**

0.150259x

0.165245x

0.181727x

- Based on the methodology and assumptions presented, the estimated Equity Value of Perdigão is between R$7,969M and R$8,763M, equivalent to a share price between R$38.58 and R$42.43
- Based on the methodology and assumptions presented, the estimated Equity Value of HFF is between R$1,474M and R$1,621M, equivalent to a share value of R$6.38 and R$7.01
- The exchange ratio between HFF's and Perdigão's share is between 0.150259x and 0.181727x, based on the comparison of the indicative value per share calculated for each company.
- The exchange rate agreed upon by HFF and Perdigão in the Memorandum is equivalent to 0.166247x

CREDIT SUISSE

Source: CVM, Perdigão's financial statements (as off 12/31/08) and Sadia (as off 12/31/08) and Credit Suisse.
Note: Upon merger into BRF, HFF's equity capital will be divided into a number of shares equal to the number of shares of Sadia's common shares belonging to HFF, according to relevant fact disclosed on May 19th, 2009

13

14 3. Market overview

15 74.237 71.249 68.187 63.041 64.229 2005 2006 2007 2008P 2009E 6.285 6.123 7.025 7.732 7.862 2005 2006 2007 2008P 2009E 8.299 8.396 7.382 6.828 6.556 2005 2006 2007 2008P 2009E Market overview Broiler meat – global market Global production grew on average 4.2% p.a. between 2005 and 2008 Brazil is the 3rd largest broiler meat producer in the world and the largest exporter The USA, China, Brazil and the EU-27 concentrate almost 70% of the world’s production Brazil and the USA are responsible for over 75% of global exports Imports (thousands of tons) Exports (thousands of tons) Production (thousands of tons) Imports per country (2009) Exports per country (2009) Production per country (2009) Source: USDA USA, 22.2% China, 18.5% Brazil, 15.4% EU-27, 11.4% Others, 32.5% Brazil, 44.1% USA, 34.3% EU-27, 7.4% Thailand, 4.3% Others, 9.9% Russia, 15.1% EU-27, 8.6% Japan, 8.6% Saudi Arabia, 6.4% Others, 61.2%

16 58.159 56.679 58.898 58.538 58.955 2005 2006 2007 2008P 2009E Market overview (cont’d) Beef and veal – global market Global production grew on average 1.1% p.a. between 2005 and 2008 Brazil is the 2rd largest world producer of beef and veal, and the largest exporter Brazil, Australia, the USA and India account for 65% of global exports Imports (thousands of tons) Exports (thousands of tons) Production (thousands of tons) 7.865 7.565 7.643 7.315 7.517 2005 2006 2007 2008P 2009E 6.791 6.769 7.121 6.834 6.869 2005 2006 2007 2008P 2009E Source: USDA Imports per country (2009) Exports per country (2009) Production per country (2009) USA, 17.7% Russia, 15.0% Japan, 10.0% EU-27, 6.1% Others, 51.2% Brazil, 25.6% Australia, 17.2% USA, 11.9% India, 10.4% Others, 35.0% USA, 20.7% Brazil, 15.9% EU-27, 13.9% China, 10.8% Others, 38.7%

17 Japan, 21.6% Russia, 16.7% Mexico, 9.2% South Corea, 7.7% Others, 44.8% USA, 38.2% Canada, 17.8% Brazil, 11.6% Others, 7.9% EU-27, 24.4% 5.743 5.916 5.087 4.741 4.921 2005 2006 2007 2008P 2009E Market overview (cont’d) Pork – global market China accounts for almost half of the world’s production, however nearly all of its production is consumed internally The USA and the EU-27 account for the majority of exports Imports (thousands of tons) Exports (thousands of tons) Production (thousands of tons) 97.862 98.441 94.700 94.551 96.156 2005 2006 2007 2008P 2009E 5.224 5.006 5.162 6.137 6.054 2005 2006 2007 2008P 2009E Source: USDA Imports per country (2009) Exports per country (2009) Production per country (2009) China, 47.0% USA, 10.7% Brazil, 3.2% EU-27, 22.6% Others, 16.4%

18 China, 47.0% USA, 10.7% Brazil, 3.2% EU-27, 22.6% Others, 16.4% China, 47.3% EU-27, 21.2% USA, 8.8% Russia, 3.2% Brazil, 2.5% Others, 17.0% Market overview (cont’d) Cows milk – global market The majority of global production is converted into derivatives (cheese, yogurt, etc.) Production registered average growth of 2.0% p.a. between 2005 and 2008, while consumption has increased only 0.7% p.a. on average Global cows milk production has reached 435.1 million tons in 2008, and Brazil is in a distinguished position China is responsible for almost half of the production, but nearly all of which is consumed internally Consumption (thousands of tons) Production (thousands of tons) Consumption per country (2009) Production per country (2009) 418.846 410.028 427.817 435.101 442.217 2005 2006 2007 2008P 2009E 163.903 159.311 160.960 162.795 164.745 2005 2006 2007 2008P 2009E Source: USDA

19 Market overview (cont’d) Consumption in Brazil Brazil’s Competitive Advantages Brazil has significant room for production expansion Increased sales of processed and other high value added products Low production cost and presence of large-scale producers Beef and veal (thousands of tons) Broiler meat (thousands of tons) Cows milk (thousands of tons) Pork (thousand of tons) 6.853 6.612 7.384 7.792 7.757 2005 2006 2007 2008P 2009E 2.455 2.390 2.260 1.949 2.191 2005 2006 2007 2008P 2009E 6.969 6.795 7.144 7.252 7.410 2005 2006 2007 2008P 2009E 11.230 10.674 10.170 13.400 13.755 2005 2006 2007 2008P 2009E Source: USDA, FAO, Sadia, Perdigão, Nielsen

20 4. Company description 4.1 Perdigão S.A.

21 Perdigão - Brief Description Source: Website and company reports History 1930-39 – Foundation and establishment of the first Perdigão plant 1954-58 – Food sector consolidation and name change to Perdigão S.A. Indústria e Comércio 1990 – Begins its internationalization process with a joint- venture with Persuínos of Portugal 1994 – Control is acquired by a Pension Fund group, and the company’s management is professionalized 1997 – Conclusion of the company’s restructuring which resulted in one publicly traded company, Perdigão S.A., and one operational company, Perdigão Agroindustrial S.A. 2000 – Perdigão acquires 51% of Frigorífico Batávia and lists its shares on the New York Stock Exchange, issuing level II ADRs 2002 – Acquires the remaining 49% equity interest in Frigorífico Batávia, joins Bovespa’s Corporate Governance Level I and launches the global brand Perdix 2005 – Perdigão enters the beef market, focusing mainly on exports 2006 – Debuts in Bovespa’s New Market and acquires 51% of the of Batávia S/A Indústria de Alimentos. Raises R$800 million through a public equity offer 2007 – Forms a joint Venture with Unilever to manage Becel and Becel ProActiv brands. Perdigão assumes total control of Batávia 2008 – Perdigão acquires Eleva. Moody’s assigns Ba1 rating to Perdigão. Perdigão completes the acquisition of Cotochés. Brief description Overview Perdigão is one of the largest food companies in Latin America. It ranks third in poultry slaughter and is amongst the top ten pork slaughterers in the world. In addition, it is one of the main milk producers in Brazil. The Company has more than 55,000 employees and operates plants in eight Brazilian states, besides Argentina, England, Holland and Romania. Has commercial offices in 12 countries. It operates meats and dairy products, in addition to frozen ready pasta meals, pies, pizzas, flaky pastries and vegetables. Its main brands are: Perdigão, Batavo, Elegê, Perdix, Chester® and Cotochés. The Company was the first Brazilian food company to issue share (ADRs) on the New York Stock Exchange. The company has significant participation in the frozen and processed meat sectors, under the leading brand Chester®. Furthermore, the Company maintains distinguished position in the dairy sector with the brands Batavo and Elegê. The premium “Ouro” product line comprises traditional products from different countries, such as “Mortadela Ouro” (bologna sausages), produced using a traditional Italian recipe and “Salsicha Frankfurt” (sausages), produced from an original German recipe. Perdigão’s presence in the frozen ready pasta meals, pies, pizzas, flaky pastries and vegetal sectors is also very relevant.

Perdigão - Brief Description (cont.)

Company overview

Status: Listed on the New Market (Bovespa) – Ticker: PRGA3

Founded in: 1934

Headquarters: São Paulo, Brazil

Management:

José Antônio do Prado Fay, *CEO*

Antônio Augusto De Toni, General Officer *of Perdix Business*

Gilberto Antônio Orsatto, *Human Resources Officer*

Leopoldo Viriato Saboya, *Financial and Investor Relations Officer*

Luiz Adalberto Stábile Benicio, *Technology Officer*

Nelson Vas Hacklauer, *Business Development Officer*

Nilvo Mittanck, *Operations Officer*

Paulo Ernani de Oliveira, *Vice-President of Operations*

Ricardo Robert Athayde Menezes, *Institutional Relations Officer*

Wlademir Paravisi, *General Officer of Batavo Business*

Board Members:

Nildemar Secches, *President of the Board of Directors*

Francisco F. Alexandre, *Vice-President of the Board of Directors*

Jaime Hugo Patalano, *Board member (independent member)*

Luis Carlos Fernandes Afonso, *Board member*

Manoel Cordeiro Silva Filho, *Board member (Independent member)*

Maurício Novis Botelho, *Board member (Independent member)*

Décio da Silva, *Board member (Independent member)*

Rami Naum Goldfajn, *Board member (Independent member)*

Equity Ownership[1]

Shareholders	Common Shares	%
Previ	29,290,261	14.18
Petros	24,924,263	12.07
Fundo Bird	15,015,867	7.27
Sistel	8,284,932	4.01
Valia	7,695,352	3.73
Real Grandeza Fundo	2,067,307	1.00
FPRV1 Sabiá FI Mult.	2,286,562	1.11
Others / Free Float	116,963,074	56.63
Treasury	430,485	N/A
Total (ex-treasury)	**206,527,618**	**100.00**

Source: Website and consolidated financial data of the company.
Notes: (1) IAN, in 19/may/09

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23 Perdigão’s financial information Income Statement Source: CVM, Perdigão’s financial statements. Perdigão’s consolidated financial statements, audited by KPMG for the years ended December 31st, 2006, 2007 and 2008. R$ million Year ended in December 31, Consolidated Income Statement 2006 2007 2008 Gross Revenues Domestic market 3,644.5 4,589.2 8,104.2 Export markets 2,461.4 3,199.4 5,057.1 6,106.0 7,788.6 13,161.3 Sales tax and services rendered (896.2) (1,155.2) (1,768.3) Net Revenues 5,209.8 6,633.4 11,393.0 Cost of goods sold and services rendered (3,865.7) (4,760.1) (8,634.2) Gross Profit 1,344.1 1,873.3 2,758.9 Operating revenues (expenses) Sales, general and administrative (1,152.7) (1,369.4) (2,050.3) Financial expenses (188.6) (116.4) (1,246.6) Financial income 59.3 11.0 616.2 Others 12.2 (14.8) (261.9) (1,269.8) (1,489.5) (2,942.6) Earnings before taxes and minority interest 74.3 383.8 (183.7) Income tax and social contribution 61.6 (32.1) 255.3 Management and Minority interest (18.6) (30.4) (17.3) Net Income 117.3 321.3 54.4 EBITDA 340.0 802.7 1,142.4

24 Perdigão’s financial information (cont.) Balance sheet Source: CVM, Perdigão’s financial statements. Perdigão’s consolidated financial statements, audited by KPMG for the years ended December 31st, 2006, 2007 and 2008. R$ million Year ended in December 31, Assets 2006 2007 2008 Current Assets Cash and equivalents 336.6 1,108.0 1,233.5 Marketable securities 783.9 665.6 742.5 Receivables 701.6 803.9 1,378.0 Inventories 643.2 865.1 1,689.0 Recoverable Taxes 146.9 174.4 576.3 Deferred Taxes 44.2 35.3 127.3 Others 95.2 115.7 238.5 2,751.5 3,768.2 5,985.1 Non-Current Asses Trade accounts receivables 44.3 44.0 54.9 Receivables 38.2 11.8 11.6 Recoverable Taxes 49.5 33.5 147.5 Deferred Taxes 13.0 77.9 323.4 Judicial Deposits 11.4 14.0 23.3 Others 82.3 73.1 36.5 238.7 254.3 597.1 PP&E 1,839.2 2,520.8 4,637.3 Total Assets 4,829.4 6,543.3 11,219.5

25 Perdigão’s financial information (cont.) Balance sheet Source: CVM, Perdigão’s financial statements. Perdigão’s consolidated financial statements, audited by KPMG for the years ended December 31st, 2006, 2007 and 2008. R$ million Year ended in December 31, Liabilities and Shareholders’ Equity 2006 2007 2008 Current Liabilities Loans and Financing 547.0 1,051.8 1,646.4 Suppliers 486.6 575.6 1,083.4 Salaries and Social Charges Payable 115.4 132.8 173.2 Tributary Obligations 25.0 29.8 66.6 Dividends and Interest on Equity 36.0 58.4 23.3 Share Profit 14.5 35.2 17.9 Others 27.1 57.7 70.1 1,251.6 1,941.3 3,080.9 Non-Current Liabilities Loans and Financing 1,287.1 1,214.1 3,719.7 Salaries and Social Charges Payable 2.3 4.4 20.1 Provisions 24.8 124.4 186.4 Deferred Taxes 118.9 30.2 69.0 Others 0.9 3.0 32.3 1,434.0 1,376.1 4,027.4 Minority Interest 39.0 0.0 0.7 Shareholders’ Equity 2,104.9 3,226.0 4,110.6 Total Liabilities 4,829.4 6,543.3 11,219.5

26 4. Company description 4.2 Sadia S.A.

27 Sadia - Brief description History 1944-50 – Foundation of Sadia in Concórdia, SC. Opening of the distribution unit in SP 1950-60 – Opening of commercial units in Bauru, Campinas, Ribeirão Preto and Rio de Janeiro. Inauguration of industrial unit in Lapa, SP 1964 – Inauguration of the former Frigobrás, the first industrial meat and derivatives unit outside of Concórdia 1967 – Beginning of exports involving frozen fresh beef and pork Establishment of Sadia Comercial Ltda 1968 – Sadia surpasses 1 million slaughtered poultry 1971 – The company goes public 1980 – Company exports surpass US$100 million 1988 – The company’s revenue exceeds US$1 billion 1994-98 – Corporate restructuring resulting in Sadia S.A.in 1998 2001 – ADRs issued on the New York Stock Exchange 2001 – Adherence to Level 1 of Corporate Governance of the Sao Paulo Stock Exchange 2004 – Company starts trading preferred shares on the Latibex (market for Latin American companies in the Madrid Exchange), under ticker XSDI 2005 – Sadia grants Tag Along rights of 80% to its common and preferred stockholders 2007 – Announcement of investment plan totaling R$2 billion over 18 months with the objective of doubling revenues in 5 years. 2008 – Company suffers significant losses with credit derivatives Brief description Overview Founded in 1944, Sadia established its reputation for excellence in the agribusiness sector and production of foods derived from pork, beef, chicken and turkey, as well as pasta, margarines and desserts. In recent years, Sadia has increasingly specialized in the production and distribution of differentiated frozen and refrigerated processed foods. The company has approximately 52,000 employees and maintains partnerships with some 10,000 integrated poultry and pork farms. National leader in all activities in which it is involved, Sadia is also one of the largest food companies in Latin America and one of the largest exporters in the country. Sadia exports to over 100 countries. The company maintains an industrial park with 14 industrial units, two agricultural units and distribution centers located in seven Brazilian states. Abroad, the company has commercial offices in 11 countries, such as Panama, Chile, Uruguay, Argentina, Germany, England, Russia, Turkey, United Arab Emirates, China and Japan. Five of Sadia’s industrial units are located in the state of Parana, in the cities of Ponta Grossa, Dois Vizinhos, Paranagua, Toledo and Francisco Beltrão. Santa Catarina hosts two units, one in Chapeco and another in Concordia. In Rio Grande do Sul, in Três Passos, the company also maintains a plant. Sadia also has industrial units located in Minas Gerais, in the city of Uberlandia; in Rio de Janeiro, in Duque de Caxias; in Mato Grosso, in Varzea Grande and Lucas do Rio Verde, in the Federal District, and in Russia. Source: Website and company reports

Sadia - Brief description (cont.)

Company Overview

Status: Listed in Bovespa (Level I)– Ticker: SDIA4

Founded in: 1944

Headquarters: São Paulo, Brazil

Members of the Board:

- Luiz Fernando Furlan, *President of the Board of Directors*
- Cassio Casseb Lima, *Member*
- Celso Clemente Giacometti, *Member*
- Diva Helena Furlan, *Member*
- Eduardo Fontana d'Avila, *Member*
- Manoel Ferraz Whitaker Salles, *Member*
- Marcelo Canguçu de Almeida, *Member*
- Martus Antonio Rodrigues Tavares, *Member*
- Roberto Faldini, *Member*
- Vicente Falconi Campos, *Member*

Management:

- Gilberto Tomazoni, *CEO.*
- Alfredo Sobrinho, *Investor Relations, Sustainability and Legal Issues Officer*
- Antonio P. Lazzaretti, *Production and Product Technology Officer*
- Flávio Luis Fávero, *Regional Production Officer*
- Guillermo Henderson Larrobla, *International Operations Officer*
- José Eduardo Cabral Mauro, *Business Officer - Domestic Market*
- Osório Dal Bello, *Farming Technology Officer*
- Paulo Francisco Alexandre Striker, *Logistics Officer*
- Ricardo Fernando Thomas Fernandez, *Grains Procurement Officer*
- Roberto Banfi, *Sales Officer - International*
- Ronaldo Kobarg Muller, *Regional Production Officer*

Equity Ownership[1]

Shareholder	Common Shares	%	Preferred Shares	%	Total Shares	%
Old Participações Ltda	26,752	10.4%	0	0.0%	26,752	3.9%
Sunflower Participações S.A.	36,289	14.1%	0	0.0%	36,289	5.3%
Other members of shareholders' agreement	84,340	32.8%	13,125	3.1%	97,465	14.3%
PREVI	776	0.3%	49,272	11.6%	50,048	7.3%
Treasury	4,700	1.8%	5,349	1.3%	10,049	1.5%
Others	104,919	40.8%	358,254	84.1%	463,173	67.8%
Total Shares	**257,000**	**100.0%**	**426,000**	**100.0%**	**683,000**	**100.0%**

Source: Company's website and consolidated financial data
Notes: (1) IAN, on May/19/ 09. Thousands of shares

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29 Sadia’s financial information Income Statement Source: CVM, Sadia’s financial statements. Sadia’s consolidated financial statements, audited by KPMG for the years ended December 31st, 2006, 2007 and 2008. R$ million Year ended in December 31, Consolidated Income Statement 2006 2007 2008 Gross Revenues Domestic market 4,482.0 5,319.9 6,606.8 Export markets 3,458.5 4,590.1 5,585.1 7,940.5 9,910.0 12,191.9 Sales tax and services rendered (1,063.8) (1,201.8) (1,463.3) Net Revenues 6,876.7 8,708.1 10,728.6 Cost of goods sold and services rendered (5,185.2) (6,312.1) (8,109.4) Gross Profit 1,691.5 2,396.0 2,619.3 Operating revenues (expenses) Sales, general and administrative (1,358.3) (1,577.8) (1,886.4) Financial expenses 0.0 0.0 (3,892.3) Financial income 59.9 132.0 0.0 Others 21.6 (83.0) (38.4) (1,276.8) (1,528.7) (5,817.1) Earnings before taxes and minority interest 414.7 867.3 (3,197.9) Income tax and social contribution (39.2) (100.0) 702.8 Minority interest 1.1 1.0 10.3 Net Income 376.6 768.3 (2,484.8) EBITDA 658.4 1,172.4 1,164.2

30 Sadia’s financial information (cont.) Balance sheet Source: CVM, Sadia’s financial statements. Sadia’s consolidated financial statements, audited by KPMG for the years ended December 31st, 2006, 2007 and 2008. R$ million Year ended in December 31, Assets 2006 2007 2008 Current Assets Cash and equivalents 2,389.2 2,683.6 3,509.3 Trade accounts receivables 678.6 486.6 790.5 Inventories 1,084.5 1,168.9 1,851.0 Others 521.4 642.2 1,486.4 4,673.7 4,981.2 7,637.2 Non-Current Assets Trade accounts receivables 73.4 61.8 61.7 Recoverable Taxes 162.2 165.2 352.2 Deferred Taxes 83.2 95.4 728.6 Judicial Deposits 47.0 42.0 41.6 Others 194.0 210.5 355.7 559.8 574.9 1,539.8 PP&E 2,389.0 3,068.8 4,482.0 Total Assets 7,622.6 8,624.9 13,659.0

31 Sadia’s financial information (cont.) Balance sheet Source: CVM, Sadia’s financial statements. Sadia’s consolidated financial statements, audited by KPMG for the years ended December 31st, 2006, 2007 and 2008. R$ million Year ended in December 31, Liabilities and Shareholders’ Equity 2006 2007 2008 Current Liabilities Loans and Financing 1,198.8 980.3 4,164.4 Suppliers 503.3 594.0 918.7 Salaries and Social Charges Payable 112.4 132.5 154.6 Taxes Payable 81.7 76.8 70.6 Dividends Payable 59.4 135.7 3.9 Share Profit 45.8 82.3 9.9 Future Contracts Accounts Payable 76.6 69.3 2,777.1 Others 182.7 195.1 319.0 2,260.7 2,265.9 8,418.0 Non-Current Liabilities Loans and Financing 2,671.0 2,688.1 4,384.7 Social and Tributary Obligations 96.2 107.4 118.3 Provisions 44.8 66.8 55.5 Deferred Taxes 76.4 216.6 120.9 Others 29.9 61.6 96.6 2,918.2 3,140.5 4,776.1 Minority Interest 1.0 34.6 54.0 Shareholders’ Equity 2,442.7 3,183.8 410.9 Total Liabilities and Shareholders’ Equity 7,622.6 8,624.9 13,659.0

32 5. Appraisal report general assumptions

Macroeconomic assumptions

The macroeconomic assumptions detailed below represent estimates of the Banco Central's Focus report, dated May 18th. 2009.

	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018
FX Rate										
R$/US$ end of period	2.10	2.15	2.19	2.22	2.22	2.27	2.32	2.38	2.43	2.49
R$/US$ average	2.17	2.16	2.20	2.22	2.23	2.25	2.30	2.35	2.41	2.46
Inflation										
IGP-M[(1)]	1.7%	4.5%	4.6%	4.6%	4.4%	4.4%	4.4%	4.4%	4.4%	4.4%
IPCA[(1)]	4.3%	4.3%	4.4%	4.3%	4.3%	4.3%	4.3%	4.3%	4.3%	4.3%
US-CPI[(2)]	0.1%	1.1%	1.5%	1.8%	1.9%	1.9%	1.9%	1.9%	1.9%	1.9%
Interest Rate										
Average Selic[(1)]	10.0%	9.5%	9.7%	9.7%	9.4%	9.4%	9.4%	9.4%	9.4%	9.4%
GDP										
Real GDP Growth - Brazil[(1)]	(0.5%)	3.4%	4.1%	4.3%	4.3%	4.3%	4.3%	4.3%	4.3%	4.3%
Real GDP Growth - Global[(3)]	0.9%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%
Real GDP Growth - USA[(3)]	(0.5%)	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%

Source: Banco Central's Focus Report of May 18th. 2009.
Notes:
(1) Due to the lack of projections for interest rates, inflation and GDP after 2014, the values presented for 2013 were assumed for the Selic (9.4%), IGP-M (4.4%), IPCA (4.3%) and real GDP growth (4.3%).
(2) Source: Economist Intelligence Unit, on 5/19/09.
(3) Source: World Bank up to 2010, on 3/31/09. Constant thereafter.

As Focus projections ends in 2013, after 2014 the exchange rate projections reflect the maintenance of the purchase power parity between the North American and Brazilian currencies

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34 6. Perdigão’s Valuation 6.1. Discounted cash flow

35 Discounted cash flow valuation CS has valuated Perdigão by the discounted cash flow method (“DCF”) Methodology Unlevered cash flow method - Projection of unlevered cash flows - Cash Flows are discounted by the weighted average cost of capital (WACC), for the calculation of its present value Projections For the purpose of the valuation, CS has used operational and financial projections, in nominal R$, provided and/or discussed with Perdigão’s management team Currency Projections in nominal R$ Each year’s unlevered cash flow is converted to US$ and then discounted to present value Discounted cash flow Reference date: December, 31st. 2008; cash flows are converted to present value as of December, 31st. 2008 Projection horizon: 2009 to 2018 Assuming that flows are generated throughout the year (“mid-year convention”) Discounted cash flow in nominal US$

36 Main assumptions Note: (1)FAPRI - Food and Agricultural Policy Research Institute, a research institute of the Iowa State University and Missouri-Columbia University, United States. Macroeconomic outlook of the Banco Central’s Focus Report, dated May, 18th, 2009, Economist Intelligence Unit, dated May 19th, 2009 and World Bank, dated March 31st, 2009 Macroeconomic 2009 volumes based on Perdigão’s operational and business plans 2010 and beyond, volumes based on projections provided by Perdigão. The Company based its projections on both world and Brazilian consumption growth estimates for poultry, pork and beef supplied by FAPRI(1) 2010 and beyond consumption growth projections of processed and dairy products provided by and discussed with Perdigão Volume 2009 prices based on Perdigão’s operational and business plans 2010 and beyond average prices adjusted by inflation as per Perdigão’s business plan Prices Calculated based on sales volume and average sales prices, net of deductions and taxes according to data provided by Perdigão Net revenues Calculated based on sales volume growth, according to Perdigão’s business plan and analyzed by CS Gross margin improvements reflect gains of scale on semi-fixed or fixed costs and changes in the product mix due to different volume growth rates Cost of goods sold 2009 based on Perdigão’s operational plan 2010 and beyond, was based on volume growth, net sales and inflation variation, according to Perdigão’s business plan and analyzed by CS Reduction of these expenses as a percentage of sales reflects moderate gains of scale Sales, general and administrative expenses

37 Main assumptions Gordon’s (1)perpetuity growth model in 2018 Assumes a growth rate of 1.9%in nominal US$ in perpetuity Terminal Value Calculated based on the effective rate observed on Perdigão’s standard financial statements and consistent with the historic pattern and the company’s future expectations, combining the market’s local and foreign current tax rates according to sales mix Income Tax and Social Contribution Discount rate calculated based on: (i) unlevered beta of comparable companies within the sector, (ii) optimal capital structure based on comparable companies within the sector and discussions with Perdigão’s management, (iii) country risk, and (iv) estimates of cost of debt net of income tax and social contribution benefits Discount rate (1) Estimated based on the last projected period’s free cash flow, and increased by growth expectations, utilizing the Constant Growth Model or Gordon’s Model according to the equation: Perpetuity = FCF(n) x (1+g) WACC - g Where: “FCF(n)” is the last projected period’s free cash flow, “g” is the constant growth rate of the cash flows for the periods following the projection and “WACC” the average cost of capital weighted by the optimal structure of the capital. 2009 working capital based on Perdigão’s business plan 2010 and beyond working capital projections based on the average account variation of current assets and current liabilities from 2005 to 2008 and on Perdigão’s projections discussed and analyzed by CS Working Capital Investments projected based on information provided by Perdigão and analyzed by CS Considers maintenance and growth investments Investments Calculated based on fixed asset depreciation schedule Depreciation and amortization

38 10 18 14 39 28 29 29 30 30 31 31 32 32 33 120 126 120 142 177 185 204 209 219 226 233 239 244 247 130 144 134 181 205 214 233 238 249 257 264 271 276 280 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 Domestic Market Export Market 49 73 48 126 98 100 102 103 105 107 109 110 112 114 454 457 555 767 851 858 897 917 938 960 983 1,007 1,032 1,056 503 530 603 893 949 958 999 1,020 1,043 1,067 1,092 1,117 1,143 1,170 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 Domestic Market Export Market Operational and financial projections summary Volume Poultry Beef and Pork (in thousands of tons) (in thousand of tons)

39 162 278 1,128 1,146 1,203 1,277 1,359 1,445 1,538 1,636 1,740 1,851 1,969 0 8 8 9 9 10 10 11 11 12 12 0 16 162 278 1,143 1,154 1,212 1,286 1,368 1,455 1,548 1,646 1,751 1,862 1,981 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 Domestic Market Export Market 493 530 585 757 761 812 878 953 1,034 1,100 1,170 1,245 1,324 1,409 117 112 149 189 192 209 228 248 270 287 304 322 341 362 610 642 734 946 952 1,021 1,105 1,201 1,305 1,387 1,474 1,567 1,666 1,771 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 Domestic Market Export Market Operational and financial projections summary Volume (cont.) Processed Dairy (in thousands of tons) (in thousands of tons)

40 3.88 3.84 4.74 4.83 6.23 6.50 6.78 7.08 7.38 7.70 8.02 8.37 8.72 9.10 4.81 4.52 4.39 5.76 5.27 5.50 5.74 5.99 6.25 6.51 6.79 7.08 7.38 7.70 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 Domestic Market Export Market 3.78 4.52 3.90 5.94 6.19 2.93 3.94 4.11 4.29 4.48 4.67 4.87 5.08 5.30 5.52 5.76 3.10 5.46 5.69 4.82 4.62 4.42 4.24 5.02 5.24 3.64 3.36 3.93 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 Domestic Market Export Market Operational and financial projections summary Prices Poultry Beef and Pork (R$/kg) (R$/kg)

41 2.49 2.69 2.80 2.93 3.05 3.18 3.32 3.46 3.61 3.76 3.92 8.07 5.43 5.67 5.92 6.17 6.44 6.71 7.00 7.30 7.61 7.93 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 Domestic Market Export Market 4.74 4.66 4.86 5.52 5.87 6.12 6.39 6.67 6.95 7.25 7.56 7.88 8.22 8.57 5.13 4.89 5.35 5.81 6.56 6.84 7.14 7.45 7.77 8.10 8.45 8.81 9.18 9.57 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 Domestic Market Export Market Operational and financial projections summary Prices (cont.) Processed Dairy (R$/kg) (R$/kg) Note: Dairy prices available as of 2008, with the consolidation of the Eleva acquisition.

42 31% 26% 30% 30% 30% 29% 28% 27% 26% 25% 25% 24% 24% 23% 11% 10% 9% 8% 9% 9% 9% 9% 8% 8% 8% 8% 8% 7% 50% 49% 45% 37% 37% 39% 39% 41% 42% 42% 43% 43% 44% 45% 0% 7% 10% 21% 21% 21% 21% 21% 21% 22% 22% 22% 23% 23% 8% 7% 8% 3% 3% 3% 3% 3% 3% 2% 2% 2% 2% 2% 5,145 5,210 6,633 11,393 12,232 28,271 25,863 23,655 21,634 19,789 18,106 16,405 14,894 13,391 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 Poultry Beef/Pork Processed Dairy Others 2,659 3,110 3,547 6,427 6,728 7,475 8,310 9,267 10,328 11,394 12,573 13,877 15,320 16,917 2,486 2,100 3,086 4,966 5,505 5,916 6,584 7,138 7,778 8,395 9,061 9,778 10,543 11,354 5,145 5,210 6,633 11,393 12,232 13,391 14,894 16,405 18,106 19,789 21,634 23,655 25,863 28,271 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 Domestic Market Export Market Operational and financial projections summary Net Income Net income per sales market Net income per product line (R$ million) (R$ million)

43 616 340 775 1,142 1,030 1,427 1,615 1,820 2,049 2,278 2,531 2,813 3,126 3,472 12.0% 6.5% 11.7% 10.0% 8.4% 10.7% 10.8% 11.1% 11.3% 11.5% 11.7% 11.9% 12.1% 12.3% 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 EBITDA Margin Operational and financial projections summary EBITDA EBITDA and EBITDA margin (R$ million)

44 105 150 294 602 484 524 560 607 669 738 814 647 554 674 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 311 676 954 2,852 703 362 467 621 695 762 890 1,043 1,197 707 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 Operational and financial projections summary Investment plan and depreciation Investment plan Depreciation (R$ million) (R$ million)

45 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 Perp. R$ million Net Revenues 12,232 13,391 14,894 16,405 18,106 19,789 21,634 23,655 25,863 28,271 28,271 EBIT 546 903 1,055 1,213 1,380 1,539 1,717 2,166 2,572 2,798 2,798 Taxes (109) (181) (211) (243) (276) (308) (343) (433) (514) (560) (560) Effective Tax Rate 20.0% 20.0% 20.0% 20.0% 20.0% 20.0% 20.0% 20.0% 20.0% 20.0% 20.0% Operating Profit After Taxes 437 723 844 970 1,104 1,231 1,374 1,733 2,057 2,239 2,239 Depreciation and Amortization 484 524 560 607 669 738 814 647 554 674 674 Investments (703) (362) (467) (621) (695) (762) (890) (1,043) (1,197) (707) (674) Changes in Working Capital 313 (175) (274) (277) (312) (308) (337) (369) (404) (441) (441) Tax Benefit of Goodwill 46 69 69 66 50 46 46 46 46 16 0 Free Cash Flow to Firm (R$ mm) 577 779 732 746 816 946 1,007 1,014 1,057 1,781 1,798 Free Cash Flow to Firm (US$ mm) 266 361 333 336 366 421 438 431 439 723 714 Perpetuity (US$ mm) 8,606 Operational and financial projections summary Cash flow Company cash flow Note: (1) Refers only to the fiscal benefit of the premium of the acquisitions of Eleva, Batávia, Perdigão Mato Grosso and Cotochés. (1)

46 Economic value - discounted cash flow The economic value based on the discounted cash flow method, on 12/31/08, indicates the value of Perdigão’s shares is between R$38.58 to R$42.43 per share Economic value per share, by the discounted cash flow method Source: CVM, Perdigão’s financial statements (as of 12/31/08) and Credit Suisse. R$ millions, except value per share (R$ million) Equity Value 8,366 Shares outstanding (million) 207 -4,75% +4,75% Equity Value 7,969 8,366 8,763 Price per share (R$) 38.58 40.51 42.43

47 6. Perdigão’s Valuation 6.2. Book value

48 Book value Based on book value, the value of Perdigão’s shares is R$19.90 per share Book value per share Source: CVM, Perdigão’s financial statements. (1) Excludes treasury shares R$ in millions, except price per share 12/31/08 Total Assets 11,219.5 R$ (-) Total Liabilities 7,108.2 (-) Minority Interest 0.7 = Shareholders’ Equity 4,110.6 Shares Outstanding (million)(1) 206.5 R$/share 19.90

49 6. Perdigão’s Valuation 6.3. Average price weighted by the BOVESPA traded volume

PRGA3
Average price weighted by the BOVESPA traded volume


Price of Perdigão's share (PRGA3) on BOVESPA
In R$ per share
Weighted average between:
May-19-2008 to May-18-2009: R$37.67
Dec-19-2008 to May-18-2009: R$31.12
Feb-19-2009 to May-18-2009: R$31.13
Mar-19-2008 to May-18-2009: R$32.02
Apr-19-2008 to May-18-2009: R$33.24
Weighted Average (may-19-2008 to may-18-2009): R$37.67
60
55
50
45
40
35
30
25
20
15
mai-08
jun-08
jul-08
set-08
out-08
nov-08
dez-08
jan-09
mar-09
abr-09
mai-09

Source: Bloomberg, on May, 19th. 2009.

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51 Market value of the shares Based on the criterion of the average price weighted by the BOVESPA traded volume, the value of Perdigão’s shares is shown below: Weighted average price by the stock’s trade volume on BOVESPA Source: Bloomberg, on May, 20th. 2009. Notes: (1) Relevant fact dated May, 19th. 2009 referring to the association between Perdigão and Sadia. (2) Source: CVM (excludes treasury shares). R$/share Period of 365 days prior to the disclosure of the material fact (1) May-19-2008 - May-18-2009 R$ 37.67 Shares Outstanding (million) (2) 207.0 Market Value (R$ million) 7,795.9 Period of 180 days prior to the disclosure of the material fact (1) Dec-19-2008 - May-18-2009 R$ 31.13 Shares Outstanding (million) (2) 207.0 Market Value (R$ million) 6,441.8 Period of 90 days prior to the disclosure of the material fact (1) Feb-19-2008 - May-18-2009 R$ 31.12 Shares Outstanding (million) (2) 207.0 Market Value (R$ million) 6,439.8 Period of 60 days prior to the disclosure of the material fact (1) Mar-19-2008 - May-18-2009 R$ 32.02 Shares Outstanding (million) (2) 207.0 Market Value (R$ million) 6,626.2 Period of 30 days prior to the disclosure of the material fact (1) Apr-19-2008 - May-18-2009 R$ 33.24 Shares Outstanding (million) (2) 207.0 Market Value (R$ million) 6,879.7

52 7. Sadia’s valuation 7.1. Discounted cash flow

53 Discounted cash flow valuation CS has valuated Sadia by the discounted cash flow method (“DCF”) Methodology Unlevered cash flow method - Projection of unlevered cash flows - Cash Flows are discounted by the weighted average cost of capital (WACC), for the calculation of its present value Projections For the purpose of the valuation, CS has used operational and financial projections, in nominal R$, provided and/or discussed with Sadia’s management team Currency Projections in nominal R$ Each year’s unlevered cash flow is converted to US$ and then discounted to present value Discounted cash flow Reference date: December, 31st. 2008; cash flows are converted to present value as of December, 31st. 2008 Projection horizon: 2009 to 2018 Assuming that flows are generated throughout the year (“mid-year convention”) Discounted cash flow in nominal US$

54 Main assumptions used Note: (1)FAPRI - Food and Agricultural Policy Research Institute, a research institute of the Iowa State University and Missouri-Columbia University, United States. Macroeconomic outlook of the Banco Central’s Focus Report, dated May, 18th, 2009, Economist Intelligence Unit, dated May 19th, 2009 and World Bank, dated March 31st, 2009 Macroeconomic 2009 volumes based on Sadia’s operational business plans 2010 and beyond, volumes based on projections provided by Sadia. The company based its projections on world and Brazilian consumption estimates for poultry, pork and beef supplied by FAPRI(1) 2010 an beyond consumption growth projection of processed products provided by and discussed with Sadia and analyzed by CS Volume 2009 prices based on Sadia’s operational and business plans 2010 and beyond, average prices adjusted by inflation as per Sadia’s business plan Higher prices of Sadia’s products (when compared to those of Perdigão) are justified by the brand’s stronger presence and by its larger quantity of premium brands Prices Calculated based on sales volume and average sales prices, net of deductions and taxes according to data provided by Sadia Net revenues Calculated based on sales volume growth, according to Sadia’s business plan, and analyzed by CS Gross margin improvements reflect gains of scale on semi-fixed or fixed costs and changes in the product mix due to different volume growth rates Cost of goods sold 2009 based on Sadia’s operational plan 2010 and beyond, based on volumes growth, net sales and inflation variation, according to Sadia’s business plan, and analysed by CS Reduction of these expenses as a percentage of sales reflects moderate gains of scale Sales, general and administrative expenses

55 Main assumptions used Gordon’s (1)perpetuity growth model, in 2018 Assumes a growth rate of 1.9% in nominal US$ in perpetuity Terminal Value Calculated based on the effective rate observed on Sadia’s standard financial statements ,consistent with the historic pattern, and the company’s future expectations, combining the market’s local and foreign current rates according to sales mix Income Tax and Social Contribution Discount rate calculated based on: (i) unlevered beta of comparable companies within the segment, (ii) optimal capital structure based on comparable companies within the segment and discussions with Sadia’s management, (iii) country risk, and (iv) estimates of cost of debt net of income tax and social contribution benefits Discount rate (1) Estimated based on the free cash flow of the last projection period and increased by growth expectations, using the Constant Growth Model or Gordon’s Model depending on the equation: Perpetuity = FCF(n) x (1+g) WACC - g Where: “FCF(n)” is the free cash flow of the last projected year, “g” is the constant growth rate of the cash flow for the terminal period and “WACC” is the average cost of capital weighted by the optimal capital structure. 2009 working capital based on Sadia’s business plan 2010 and beyond, working capital projections based on the average account variation of current assets and current liabilities from 2005 to 2008 and on Sadia’s projections, discussed and analyzed by CS Working Capital Investments projected based on information supplied by Sadia and analyzed by CS Considers maintenance and growth investments Investments Calculated based on fixed asset depreciation schedule Depreciation and amortization Includes cash inflow projections related to the sale of the financial holding Concórdia (cash income in 2009) and of the industrial plant in Russia (cash income in 2009 and 2010), according to information supplied by Sadia Disinvestments

56 Summary of operational and financial projections Volume Poultry Beef and Pork (in thousands of tons) (in thousands of tons)

57 225 231 240 256 270 285 297 311 325 340 355 225 231 240 256 270 285 297 311 325 340 355 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 Domestic Market 647 723 813 920 1,012 1,080 1,167 1,268 1,375 1,463 1,556 1,655 1,761 1,873 92 76 111 132 151 165 180 196 214 226 240 254 270 286 739 800 924 1,051 1,163 1,244 1,347 1,464 1,589 1,689 1,796 1,910 2,031 2,159 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 Domestic Market Export Market Summary of operational and financial projections Volume (cont.) Processed Products Others (in thousands of tons) (in thousands of tons) Note: Prices for Others available only as of 2008.

58 4.32 3.77 4.35 5.66 5.66 5.90 6.16 6.43 6.70 6.99 7.29 7.60 7.92 8.26 7.62 7.94 5.60 4.62 4.40 7.30 7.00 6.72 6.44 6.18 5.92 5.67 5.44 5.71 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 Domestic Market Export Market 3.60 3.17 4.24 4.74 4.74 4.94 5.16 5.38 5.61 5.85 6.10 6.36 6.64 6.92 5.64 5.88 5.41 5.19 4.98 4.77 4.58 4.39 4.20 4.03 4.34 3.69 3.16 3.63 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 Domestic Market Export Market Summary of operational and financial projections Price Poultry Pork (R$/kg) (R$/kg)

59 5.08 4.86 5.10 5.66 5.91 6.16 6.43 6.71 7.00 7.30 7.61 7.93 8.27 8.63 6.85 7.14 6.57 6.30 6.04 5.79 5.55 5.32 5.10 4.89 5.08 4.26 4.79 4.50 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 Domestic Market Export Market 6.39 5.06 5.83 5.34 5.34 5.57 5.81 6.07 6.32 6.59 6.88 7.17 7.48 7.79 6.64 5.92 5.65 6.68 6.43 6.71 7.00 7.30 7.62 7.94 8.28 8.63 9.00 9.39 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 Domestic Market Export Market Summary of operational and financial projections Prices (cont.) Beef Processed Products (R$/kg) (R$/kg)

60 41% 36% 38% 42% 39% 37% 36% 35% 34% 33% 33% 32% 31% 30% 0% 4% 3% 3% 3% 3% 3% 3% 3% 3% 3% 2% 2% 2% 9% 7% 7% 7% 6% 6% 7% 6% 6% 6% 6% 6% 6% 6% 44% 49% 47% 44% 49% 50% 51% 52% 54% 55% 55% 56% 57% 58% 5% 4% 5% 4% 3% 3% 3% 3% 3% 3% 3% 3% 3% 3% 13,464 14,823 16,358 17,837 19,459 21,233 7,318 6,877 8,689 10,729 11,111 12,085 23,170 25,277 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 Poultry Beef Pork Processed Others 3,779 3,907 4,721 5,359 5,940 6,558 7,337 8,230 9,225 10,168 11,210 12,362 13,635 15,042 3,539 2,970 3,969 5,370 5,171 5,527 6,127 6,593 7,133 7,669 8,249 8,871 9,535 10,235 7,318 6,877 8,689 10,729 11,111 12,085 13,464 14,823 16,358 17,837 19,459 21,233 23,170 25,277 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 Domestic Market Export Market Summary of operational and financial projections Net Income Net income per sales market Net income per product line (R$ million) (R$ million)

61 896 658 1,140 1,164 1,111 1,481 1,668 1,854 2,067 2,271 2,495 2,743 3,014 3,310 12.2% 9.6% 13.1% 10.9% 10.0% 12.3% 12.4% 12.5% 12.6% 12.7% 12.8% 12.9% 13.0% 13.1% 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 EBITDA Margin Summary of operational and financial projections EBITDA EBITDA and EBITDA margin (R$ million)

62 195 266 346 449 636 721 764 812 865 963 1,094 1,246 712 877 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 695 934 1,079 1,849 609 302 337 371 684 913 1,070 1,310 1,452 834 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 Summary of operational and financial projections Investment plan and depreciation Investment plan Depreciation (R$ million) (R$ million)

Summary of operational and financial projections
Cash flow

Company cash flow (R$ millions)

R$ million	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	Perp.
Net Revenues	**11,111**	**12,085**	**13,464**	**14,823**	**16,358**	**17,837**	**19,459**	**21,233**	**23,170**	**25,277**	**25,277**
EBIT	412	675	808	936	1,084	1,178	1,259	1,339	2,129	2,244	2,244
Taxes	(82)	(135)	(162)	(187)	(217)	(236)	(252)	(268)	(426)	(449)	(449)
Effective Tax Rate	20.0%	20.0%	20.0%	20.0%	20.0%	20.0%	20.0%	20.0%	20.0%	20.0%	20.0%
Operating Profit After Taxes	**329**	**540**	**647**	**749**	**867**	**942**	**1,007**	**1,072**	**1,703**	**1,796**	**1,796**
Depreciation and Amortization	636	721	764	812	865	963	1,094	1,246	712	877	877
Investments	(609)	(302)	(337)	(371)	(684)	(913)	(1,070)	(1,310)	(1,452)	(834)	(877)
Desinvestments[1]	111	92	0	0	0	0	0	0	0	0	0
Changes in Working Capital	252	(111)	(193)	(192)	(216)	(208)	(228)	(250)	(273)	(297)	(297)
Free Cash Flow to Firm (R$ mm)	**720**	**940**	**881**	**999**	**832**	**784**	**802**	**758**	**691**	**1,541**	**1,498**
Free Cash Flow to Firm (US$ mm)	**385**	**433**	**408**	**454**	**375**	**352**	**357**	**330**	**294**	**640**	**609**
Perpetuity (US$ mm)											**7,171**

Notes: (1) Disinvestments include: in 2009, the sale of Sadia's financial holding (Concórdia) and part of the cash from the sale of the industrial plant in Russia, where the other part will accounted for in 2010, according to account receivables estimates provided by Sadia.

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64 Economic value - discounted cash flow Sadia’s shares The economic value based on the discounted cash flow method, on 12/31/08, indicates the value of Sadia’s shares is between R$5.54 and R$6.09 per share Economic value per share by the discounted cash flow method Source: CVM, Sadia’s financial statements (as of 12/31/08) and Credit Suisse. R$ million, except price per share (R$ million) Equity Value 3,913 Shares outstanding (million) 673.0 -4,75% +4,75% Equity Value 3,727 3,913 4,099 Price per share (R$) 5.54 5.82 6.09

65 Economic value - discounted cash flow HFF’s shares The economic value based on the discounted cash flow method, on 12/31/08, indicates the value of HFF’s shares is between R$6.38 and R$7.01 per share Economic value per share by the discounted cash flow method Source: CVM, Sadia’s financial statements (as of 12/31/08) and Credit Suisse. R$ million, except price per share Equity Value 1,548 Shares outstanding (million) 231.2 -4,75% +4,75% Equity Value 1,474 1,548 1,621 Price per share (R$) 6.38 6.69 7.01

66 7. Sadia’s Valuation 7.2. Book value

67 Book value Based on book value, the value of Sadia’s shares is R$0.61 per share Source: CVM, Sadia’s financial statements. (1) Excludes treasury stock R$ in millions, except price per share Book value of liquid net worth per share 12/31/08 Total Assets 13,659.0 R$ (-) Total Liabilities 13,194.2 (-) Minority Interest 54.0 = Shareholders’ Equity 410.9 Shares Outstanding (million)(1) 673.0 R$/share 0.61

68 7. Sadia’s valuation 7.3. Average price weighted by the BOVESPA traded volume

SDIA4
Average price weighted by the BOVESPA traded volume

Price of Sadia's preferred shares (SDIA4) on BOVESPA



In R$ per share
Weighted average between:
May-19-2008 to May-18-2009: R$6.99
Dec-19-2008 to May-18-2009: R$3.66
Feb-19-2009 to May-18-2009: R$3.76
Mar-19-2009 to May-18-2009: R$3.89
Apr-19-2009 to May-18-2009: R$4.28
Weighted Average (May19, 2008 to May 18, 2009): R$6.99
16
14
12
10
8
6
4
2
0
mai-08
jun-08
jul-08
set-08
out-08
nov-08
dez-08
jan-09
mar-09
abr-09
mai-09

Source: Bloomberg, on May, 19th. 2009.

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70 Market value of the shares Based on the criterion of the average price weighted by the BOVESPA traded volume, the value of Sadia’s shares is shown below: Source: Bloomberg, on May, 20th. 2009. Notes: (1) Relevant fact dated May, 19th. 2009 referring to the association between Perdigão and Sadia. (2) Source: CVM (excludes treasury shares). Weighted average price by the stock’s trade volume on BOVESPA R$/share Period of 365 days prior to the disclosure of the material fact (1) May-19-2008 - May-18-2009 R$ 6.99 Shares Outstanding (million) (2) 683.0 Market Value (R$ million) 4,774.7 Period of 180 days prior to the disclosure of the material fact (1) Dec-19-2008 - May-18-2009 R$ 3.66 Shares Outstanding (million) (2) 683.0 Market Value (R$ million) 2,501.5 Period of 90 days prior to the disclosure of the material fact (1) Feb-19-2008 - May-18-2009 R$ 3.76 Shares Outstanding (million) (2) 683.0 Market Value (R$ million) 2,571.3 Period of 60 days prior to the disclosure of the material fact (1) Mar-19-2008 - May-18-2009 R$ 3.89 Shares Outstanding (million) (2) 683.0 Market Value (R$ million) 2,659.5 Period of 30 days prior to the disclosure of the material fact (1) Apr-19-2008 - May-18-2009 R$ 4.28 Shares Outstanding (million) (2) 683.0 Market Value (R$ million) 2,922.5

71 8. Exchange ratio analysis

HFF's shares exchange ratio analysis

Perdigão

Economic value per share by the discounted cash flow method

R$ in millions, except price per share

Equity Value		**8,366**	
Shares outstanding (million)		206.5	
	-4,75%		+4,75%
Equity Value	7,969	8,366	8,763
Price per share (R$)	**38.58**	**40.51**	**42.43**

HFF

Economic value per share by the discounted cash flow method

R$ in millions, except price per share

Equity Value		**1,548**	
Shares outstanding (million)		231.2	
	-4,75%		+4,75%
Equity Value	1,474	1,548	1,621
Price per share (R$)	**6.38**	**6.69**	**7.01**

0.150259x

0.165245x

0.181727x

- Based on the methodology and assumptions presented, the estimated Equity Value of Perdigão is between R$7,969M and R$8,763M, equivalent to a share price between R$38.58 and R$42.43
- Based on the methodology and assumptions presented, the estimated Equity Value of HFF is between R$1,474M and R$1,621M, equivalent to a share value of R$6.38 and R$7.01
- The exchange ratio between HFF's and Perdigão's share is between 0.150259x and 0.181727x, based on the comparison of the indicative value per share calculated for each company.
- The exchange rate agreed upon by HFF and Perdigão in the Memorandum is equivalent to 0.166247x

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Source: CVM, Perdigão's financial statements (as off 12/31/08) and Sadia (as off 12/31/08) and Credit Suisse.
Note: Upon merger into BRF, HFF's equity capital will be divided into a number of shares equal to the number of shares of Sadia's common shares belonging to HFF, according to relevant fact disclosed on May 19th, 2009

72

73 Appendix A. Weighted Average Cost of Capital (WACC)

Weighted Average Cost of Capital (WACC)
Sector's beta calculation

Local currency in millions

Company	Country	Leveraged Beta[1]	Net Debt[2]	Market Value[3]	Net Debt / Market Value	Tax Rate[4]	Leverage Factor	Unlevered Beta
Brazilian Companies								
Perdigão	Brazil	1.414	3,576	7,035	50.8%	20.0%	1.41	1.01
Sadia	Brazil	1.408	7,835	2,951	265.5%	20.0%	3.12	0.45
Proteins								
Tyson Foods Inc. (Cl A)	USA	1.320	2,646	4,958	53.4%	40.0%	1.32	1.00
Smithfield Foods Inc.	USA	1.988	3,826	1,878	203.7%	40.0%	2.22	0.89
Pilgrim's Pride Corp.	USA	2.088	1,880	300	627.0%	40.0%	4.76	0.44
Processed Food								
Nestle S.A.	Switzerland	0.696	15,040	131,483	11.4%	21.3%	1.09	0.64
Kraft Foods S.A.	USA	0.591	19,044	36,907	51.6%	40.0%	1.31	0.45
H.J. Heinz Company	USA	0.570	5,192	11,226	46.2%	40.0%	1.28	0.45
Sara Lee Corporation	USA	0.902	2,315	6,636	34.9%	40.0%	1.21	0.75
ConAgra Foods, Inc.	USA	0.717	3,488	8,211	42.5%	40.0%	1.25	0.57
Hormel Foods Corp.	USA	0.417	295	4,446	6.6%	40.0%	1.04	0.40
Associated British Foods	United Kingdom	0.746	1,459	6,017	24.2%	30.0%	1.17	0.64
Dairy								
Dean Foods Co.	USA	0.639	4,453	2,949	151.0%	40.0%	1.91	0.34
Groupe Danone	France	0.650	8,060	13,798	58.4%	33.3%	1.39	0.47
Bongrain S.A.	France	0.682	291	458	63.6%	33.3%	1.42	0.48
Dairy Crest Group PLC	United Kingdom	1.048	318	274	115.7%	30.0%	1.81	0.58
	Average	0.99					1.73	0.60
	Median	0.73					1.35	0.53

(1) Source: Barra Beta (Predicted Beta).

(2) Source: Companie's financial statements, in local currency.

(3) Source: Bloomberg, in local currency. As of 05/19/09.

(4) Source: KPMG's Corporate and Indirect Tax Rate Survey 2008. For Perdigão and Sadia considers effective tax rate according to the companies.

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75 Weighted Average Cost of Capital (WACC) WACC calculation WACC (Weighted Average Cost of Capital) calculated in nominal US$ from 9.9% to 10.7% p.a. Assumptions Tax Rate 20.00% Risk Free Rate (1) 2.82% Default-Inflation Risk Free Rate 20.00% Equity Risk Premium (2) 7.07% Country Risk Premium (3) 3.70% Capital Structure Sensitivity Weighted Average Cost of Capital (WACC) (6) Net Debt / Net Debt / Average of Leverage Leverage (4) Cost of Equity (5) Cost of debt before taxes in US$ Total Capital Market Value Unlevered Beta Factor Factor (US$ nominal) 7.0% 7.5% 8.0% 8.5% 9.0% 30% 42.9% 0.60 1.34 0.80 12.2% 10.2% 10.3% 10.4% 10.6% 10.7% 35% 53.8% 0.60 1.43 0.85 12.6% 10.1% 10.3% 10.4% 10.5% 10.7% 40% 66.7% 0.60 1.53 0.91 13.0% 10.0% 10.2% 10.4% 10.5% 10.7% 45% 81.8% 0.60 1.65 0.99 13.5% 9.9% 10.1% 10.3% 10.5% 10.7% 50% 100.0% 0.60 1.80 1.07 14.1% 9.9% 10.1% 10.3% 10.5% 10.7% (1) Risk Free Rate measured by Financial Strategies Group of Credit Suisse. (2) Long term stock market risk premium in the long term, calculated by Financial Strategies Group of Credit Suisse. (3) Country Risk Premium measured by Financial Strategies Group of Credit Suisse. (4) Levered Beta: Beta x Levering Factor. (5) Cost of Equity: Rf + B x (ERP) + CRP. (6) Weighted Average Cost of Capital (WACC): (Rd x (1- Tax Rate) x (D / (D+E))) + (Re x (E / (D+E))).

76 Appendix B. Description of used valuation methodologies

77 Discounted cash flow valuation CS has valuated Perdigão and Sadia by the discounted cash flow method (“DCF”) Methodology Unlevered cash flow method - Projection of unlevered cash flows - Cash Flows are discounted by the weighted average cost of capital (WACC), for the calculation of its present value Projections For the purpose of the valuation, CS has used operational and financial projections, in nominal R$, provided and/or discussed with Perdigão’s and Sadia’ management team Currency Projections in nominal R$ Each year’s unlevered cash flow is converted to US$ and then discounted to present value Discounted cash flow Reference date: December, 31st. 2008; cash flows are converted to present value as of December, 31st. 2008 Projection horizon: 2009 to 2018 Assuming that flows are generated throughout the year (“mid-year convention”) Discounted cash flow in nominal US$

78 Discounted cash flow (“DCF”) DCF Methodology Management assumptions Company’s Economic Value (Enterprise Value) Unlevered Cash Flow PV of the Unlevered Cash Flow PV of the Terminal Value Unlevered Cash Flow Perpetuity WACC EBITDA (+/-) Working Capital Changes (-) Capex (-) Income Tax (-) Net Debt (-) Net Contingencies Economic Value (Equity Value)

79 WACC Calculation The WACC was calculated by combining the cost of equity (Ke) and the cost of debt (Kd) estimated for the companies appraised, considering a target capital structure Ke was estimated by the CS based on CAPM - Capital Asset Pricing Model and adjusted for the country risk Kd was estimated by the CS, considering credit risk and current the debt market conditions WACC Cost of Debt (Kd) Cost of Equity (Ke) US Risk-free (Rf) Beta (ß) Equity Market Risk Premium (Rm) Country Risk Premium (CRP) Kd = Kdb * (1- tax rate) Ke = Rf + (ß * Rm) + CRP WACC = D / (D + E) * Kd + E / (D + E) * Ke WACC

80 Appendix C. Terms and definitions used in the appraisal report

81 Terms and definitions used in the appraisal report EBITDA: Earnings Before Interest, Taxes, Depreciation and Amortization means the sum of the operational revenue before financial expenses, taxes, depreciation and amortization for a given period. Capex: Capital Expenditures, or investments in maintenance and/or increased capacity. WACC: Weighted Average Cost of Capital (discount rate). CAPM: Capital Asset Pricing Model. LTM: Last Twelve Months. Beta: a measure of a stock’s risk that cannot be eliminated by diversification. It is an indicator that measures the correlation between the return of a stock and that of the market. Thus, the risk premium will always be multiplied by this coefficient, demanding a higher risk premium the more volatile a stock is in relation to the rest of the market.

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